VERINT SYSTEMS INC.

330 South Service Road

Melville, New York 11747

December 17, 2004

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Verint Systems Inc.

Registration Statement on Form S-3

File No. 333-120266

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, we hereby request acceleration of the effective date of the Verint Systems Inc.. Registration Statement on Form S-3 (File No. 333-120266) to 5:00 p.m. on December 17, 2004, or as soon thereafter as practicable.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to such filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Verint Systems Inc. from its full responsibility for the adequacy and accuracy

•	Verint Systems Inc. may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Peter Fante
Peter Fante General Counsel